Exhibit 99.1

NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

SECOND QUARTER 2015 RESULTS

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All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, July 20, 2015 – Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the three months ended June 30, 2015 was $83.6 million or $0.90 per unit, compared to $39.2 million or $0.42 per unit during the same period in 2014. Included in net income for the three months ended June 30, 2015 was a fair value gain of $47.2 million, compared to $1.0 million during the same period in 2014. The current IFRS value increased to $34.10 per unit from $33.19 per unit at the end of 2014.

Funds from operations (“FFO”) for the three months ended June 30, 2015 was $36.8 million or $0.39 per unit, compared to $38.6 million or $0.41 per unit during the same period in 2014. Adjusted funds from operations (“AFFO”) was $28.1 million or $0.30 per unit for the three months ended June 30, 2015, compared with $30.8 million or $0.33 per unit during the same period in 2014.

Commercial property net operating income for the three months ended June 30, 2015 was $63.2 million, compared with $66.4 million during the same period in 2014. Excluding non-recurring items, net operating income was $63.1 million compared with $64.4 million for the prior year quarter.

SECOND QUARTER HIGHLIGHTS

Brookfield Canada Office Properties leased 938,000 square feet of space during the second quarter of 2015. The Trust’s occupancy rate finished the quarter at 95.0%, consistent with the rate at the end of the previous quarter. This rate compares favourably with the Canadian national average of 90.0%.

Leasing highlights include:

Ottawa – 562,000 square feet

•	A nine-year, 544,000-square-foot renewal with Public Works and Government Services Canada at Jean Edmonds Towers

Toronto – 193,000 square feet

•	A five-year, 42,000-square-foot renewal with TSX Inc. at Exchange Tower
•	A 10-year, 24,000-square-foot new lease with Willis Canada Inc. at First Canadian Place

Calgary – 167,000 square feet

•	An accelerated one-year, 136,000-square-foot lease extension with TransCanada Pipelines Ltd. at Fifth Avenue Place
•	A five-year, 26,000-square-foot renewal and expansion with PetroChina International at Suncor Energy Centre

Vancouver – 16,000 square feet

•	A 10-year, 13,000-square-foot new lease with Axim Georgia Inc. at Royal Centre

The Trust completed several financing initiatives including:

Established new financing at Place de Ville I and II, Ottawa for $175.0 million ($43.8 million at ownership). The new financing has a 10-year term maturing June 10, 2025 with a fixed interest rate of 3.752% per annum.

Extended the $137.8 million debt at Royal Centre, Vancouver, for an additional year to June 2016 at a rate of bankers’ acceptance plus 150 basis points.

Extended the $97.3 million debt at Hudson’s Bay Centre, Toronto, for an additional year to May 2016 at a rate of bankers’ acceptance plus 140 basis points.

Construction continues on schedule at the Bay Adelaide East and Brookfield Place Calgary East development projects. At Bay Adelaide East, the tower curtain wall is installed with testing and commissioning of the mechanical and electrical work underway. The lobby structural glazing is complete and lobby finishes have begun. Bay Adelaide East is currently 69% pre-leased and is on target to be completed in late 2015.

At Brookfield Place Calgary East, the tower core has been poured to level 19 and the structural steel erection is underway up to level 11. The project is currently 71% pre-leased to anchor tenant Cenovus and is on target to be completed in late 2017.

OUTLOOK

“The second quarter was highlighted by the execution of two key initiatives in Ottawa – the cementing of stabilized occupancy in our portfolio through the Public Works and Government Services renewal at Jean Edmonds Towers as well as the placement of long-term debt at attractive terms at our Place de Ville complex” said Jan Sucharda, president and chief executive officer. “Furthermore, construction progress remains on track at our two active development projects in Toronto and Calgary which will fuel our growth strategy.”

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Monthly Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1033 per Trust unit payable on August 14, 2015 to holders of Trust Units of record at the close of business on July 31, 2015. Unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date, unless they elect otherwise.

Net Operating Income, FFO and AFFO

This press release and accompanying financial information make reference to net operating income, FFO and AFFO on a total and per unit basis. Net operating income is defined by the Trust as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). The Trust’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property and the add back of any depreciation and amortization related to real estate assets. In addition to the adjustments prescribed by NAREIT, the Trust also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS. These additional adjustments result in an FFO measure that would be similar to that which would result if the Trust determined net income in accordance with U.S. GAAP and is also consistent with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. AFFO is defined by the Trust as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized maintaining value capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release. Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call and webcast on Tuesday, July 21, 2015, at 9:00 AM (ET) to discuss with members of senior management the company’s results and current business initiatives. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free at 888-466-4462 or toll at 719-325-2469, passcode: 3822071, five minutes prior to the scheduled start of the call. A replay of this call will be archived for 30 days and can be accessed by dialing toll free at 888-203-1112 or toll at 719-457-0820, passcode: 3822071. Live audio of the call will be available via webcast at www.brookfieldcanadareit.com. A replay of the webcast will be archived 24 hours after the end of the conference call and can be accessed for 90 days.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Supplemental Information

Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldcanadareit.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 27 premier office properties totaling 20.4 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites of 980,000 square feet and 1.4 million square feet in Toronto and Calgary, respectively. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEET

(Cdn $ Millions)	June 30, 2015	December 31, 2014

Assets
Investment properties
Commercial properties	$5,229.4	$5,131.7
Commercial developments	812.5	670.7
	6,041.9	5,802.4

Tenant and other receivables	20.2	34.3
Other assets	11.9	8.9
Cash and cash equivalents	59.2	58.9
Assets held for sale	—	38.9
	$6,133.2	$5,943.4

Liabilities
Investment property and corporate debt	$2,755.1	$2,649.7
Accounts payable and other liabilities	196.4	196.9
Liabilities related to assets held for sale	—	0.5

Equity
Unitholders’ equity	881.2	856.7
Non-controlling interest(1)	2,300.5	2,239.6
	$6,133.2	$5,943.4

(1)	Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENT OF INCOME

(Cdn Millions, except per unit amounts)		Three months ended Jun. 30	Six months ended Jun. 30
2015		2014	2015	2014
Commercial property revenue	$126.3	$124.9	$253.9	$250.5
Direct commercial property expense	63.1	58.5	126.9	115.5
Investment and other income	—	0.2	—	1.0
Interest expense	20.8	23.3	41.9	46.4
General and administrative expense	6.0	5.1	12.1	12.2
Income before fair value gains	36.4	38.2	73.0	77.4
Fair value gains	47.2	1.0	69.3	3.9
Net income and comprehensive income	$83.6	$39.2	$142.3	$81.3

Net income and comprehensive income attributable to:
Unitholders	$23.4	$11.0	$39.8	$22.8
Non-controlling interest	60.2	28.2	102.5	58.5
	$83.6	$39.2	$142.3	$81.3
Weighted average Trust units outstanding	26.2	26.2	26.2	26.2
Net income per Trust unit	$0.90	$0.42	$1.53	$0.87

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended Jun. 30		Six months ended Jun. 30
2015	2014		2015	2014
Net income	$83.6	$39.2	$142.3	$81.3
Add (deduct):
Fair value gains	(47.2)	(1.0)	(69.3)	(3.9)
Amortization of lease incentives	0.4	0.6	0.9	1.0
Foreign exchange (gain) loss	—	(0.2)	—	1.1
Funds from operations	$36.8	$38.6	$73.9	$79.5
Funds from operations – unitholders	10.3	10.8	20.7	22.3
Funds from operations – non-controlling interest	26.5	27.8	53.2	57.2
	$36.8	$38.6	$73.9	$79.5
Weighted average Trust units outstanding	26.2	26.2	26.2	26.2
Funds from operations per Trust unit	$0.39	$0.41	$0.79	$0.85

RECONCILIATION OF Funds from Operations TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended Jun. 30		Six months ended Jun. 30
2015	2014		2015	2014
Funds from operations	$36.8	$38.6	$73.9	$79.5
Add (deduct):
Straight-line rental income	(1.1)	(0.8)	(2.1)	1.8
Normalized 2nd generation leasing commissions and tenant improvements(1)	(5.8)	(5.3)	(11.6)	(10.6)
Normalized sustaining capital expenditures(1)	(1.8)	(1.7)	(3.6)	(3.4)
Adjusted funds from operations(2)	$28.1	$30.8	$56.6	$67.3
Adjusted funds from operations – unitholders	7.9	8.6	15.8	18.8
Adjusted funds from operations – non-controlling interest	20.2	22.2	40.8	48.5
	$28.1	$30.8	$56.6	$67.3
Weighted average Trust units outstanding	26.2	26.2	26.2	26.2
Adjusted funds from operations per Trust unit	$0.30	$0.33	$0.61	$0.72

(1)	As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Maintaining value capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.
(2)	AFFO calculated using actual leasing commissions, tenant improvements and maintaining value capital expenditures would result in AFFO of $21.4 million and $50.0 million for the three and six months ended June 30, 2015, respectively.